DAVID M. LOEV, ATTORNEY AT LAW
                         2777 ALLEN PARKWAY, SUITE 1000
                               HOUSTON, TX  77019
                            TELEPHONE (713) 524-4110
                             FACSIMILE (713) 524-4122

                                 April  13, 2006

Mr. Donald F. Delaney                                         VIA EDGAR
Division of Corporate Finance                                 ---------
United States Securities and Exchange Commission
Mail Stop 7010
100 F. Street, N.E.
Washington, D.C. 20549-7010
Phone: (202) 551-3863
Fax: (202) 772-9369

RE:     Texhoma Energy, Inc.
        Item 4.01 Form 8-K
        Filed April 5, 2006
        File No. 000-31987

Dear Mr. Delaney:

     In response to your comment letter dated April 5, 2006, Texhoma Energy, Inc. (the "Company," "we," "us") has the following responses:

1. STATE WHETHER THE CHANGE IN ACCOUNTANTS WAS RECOMMENDED OR APPROVED BY THE AUDIT, OR SIMILAR COMMITTEE, OR, IN THE ABSENCE OF SUCH COMMITTEE, YOUR BOARD OF DIRECTORS, PER ITEM 304(A)(1)(III) OF REGULATION S-K.

RESPONSE:

     We have revised our disclosure in the amended Form 8-K to disclose that"[t]he Company's Board of Directors approved and ratified the dismissal of CBN on March 3, 2006."

2. IT APPEARS THAT YOU HAVE NOT ENGAGED A NEW ACCOUNTANT TO AUDIT YOUR ANNUAL FINANCIAL STATEMENTS. WHEN YOU ENGAGE A NEW ACCOUNTANT, PLEASE REPORT THE NEW ENGAGEMENT IN AN NEW FORM 8-K AND COMPLY WITH THE REQUIREMENTS OF ITEM 304(A)(2) OF REGULATION S-K. IN MAKING ANY DISCLOSURES ABOUT CONSULTANTS WITH YOUR NEW ACCOUNTANT, PLEASE ENSURE YOU DISCLOSE ANY CONSULTATIONS UP THROUGH THE DATE OF ENGAGEMENT.

RESPONSE:

     The Company will report the engagement of a new auditor on a new report on Form 8-K, which will comply with the requirements of Item

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     304(a)(2)  of  Regulation  S-K. Additionally, the Company will make sure it discloses any consultations with its new auditor up through the date of engagement.

3. WE NOTE YOU HAVE NOT FILED YOUR FORM 10-KSB FOR YOUR FISCAL YEAR ENDED SEPTEMBER 30, 2005. WE WISH TO REMIND YOU OF YOUR OBLIGATION TO FILE YOUR ANNUAL REPORTS WITHIN 90 DAYS AFTER THE END OF A FISCAL YEAR COVERED BY THE REPORT. PLEASE REFER TO GENERAL INSTRUCTION A TO FORM 10-KSB.

RESPONSE:

     The Company is aware of the requirement that it file its annual report on Form 10-KSB within 90 days from the end of its fiscal year.

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     Unfortunately,  because  the  Company  was  unable to complete the audit of certain of its acquisitions during the previous fiscal year, it was unable to meet this filing deadline. The Company is currently taking attempts to engage a new auditor and become current in its filings.

                                        Yours  very  truly,

                                        /s/David M. Loev
                                        ------------------------------
                                        David M. Loev, Attorney at Law

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                     CERTIFICATE OF CHIEF EXECUTIVE OFFICER


     I Frank A. Jacobs, as Chief Executive Officer of Texhoma Energy, Inc. (the "Company"), certify and acknowledge that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                         TEXHOMA  ENERGY,  INC.
                         ----------------------


                         /S/  FRANK  A.  JACOBS
                         -------------------------
                         FRANK  A.  JACOBS,
                         CHIEF  EXECUTIVE  OFFICER
                         DATE  APRIL  13,  2006

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